Rio Tinto plc	Ben Mathews
2 Eastbourne Terrace	Company secretary
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2058
F +44 (0) 20 7781 1835
E: ben.mathews@riotinto.com

July 20, 2012

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA

Dear Ms. Jenkins,

Thank you for your letter dated June 22, 2012 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2011 (the “2011 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto” or “the Company”) (File Numbers 1-10533 and 1-34121).

In some of our responses, we have agreed to change or supplement the disclosures in future filings of our Annual Reports on Form 20-F. We respectfully submit that we are doing that in the spirit of furthering transparency in disclosure and cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission by Rio Tinto that prior disclosures were deficient or inaccurate.

Rio Tinto’s responses to the Staff’s comments on the 2011 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in italicized text, and have provided our responses immediately following each numbered comment.

Form 20-F for Fiscal Year Ended December 31, 2011

Risk Factors

“The Group’s operations are vulnerable to range of interruptions, not all of which are fully covered by insurance,” page 12

  We note your disclosure in this risk factor that an extensive information technology infrastructure forms the backbone of many of your operations and that an extended failure of critical system components or malicious actions, including resulting from a cybersecurity attack, could result in significant environmental incident, commercial loss or interruption to operations. Please tell us whether you have experienced any such malicious actions, including any cybersecurity attacks, in the past. If so, in future filings, beginning with your next Form 20-F, please disclose that you have experienced such malicious actions or cybersecurity attacks in order to provide the proper context for your risk factor disclosure.  Please refer to the division of Corporation Finance’s Disclosure Guidance Topic no. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.
Registered in England No. 719885.

Response 1:

We confirm that, to the best of our knowledge, we have not been subjected to a cyber-security attack that has resulted in a significant environmental incident, commercial loss or interruption to operations.

We acknowledge and understand your request for further details of malicious actions or cyber-security attacks directed at our systems and to the extent relevant to our disclosure will, in future filings of our Annual Reports on Form 20-F, provide such details having due regard to the contents of Guidance Topic no. 2.

Ore Reserves page 49

  We note your first time reporting of mineral reserves for your Benga Project in Mozambique. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited:

  Property and geologic maps

  Description of your sampling and assaying procedures

  Drill-hole maps showing drill intercepts

  Representative geologic cross-sections and drill logs

  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

  A detailed description of your procedures for estimating reserves

  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Response 2:

On a supplementary basis, the Company has forwarded the requested information on a CD to Mr. Coleman.

Should you have further technical questions about the reserves, which have not been submitted in writing to the Company, please contact Julie Parent  at 514-848-8519 or julie.parent @riotinto.com  to organize a telephone conference  with your engineer and the Rio Tinto technical person.

Corporate Governance

Board Performance Evaluation, page 70

  We note your response to comment 2 from our letter dated July 1, 2010 and your assertion that you would provide clarification that the acronym OECD refers to the Organization for Economic Co-operation and Development in context the first time the acronym OECD appears in future filings of Annual Reports on Form 20-F with the SEC. The term OECD still appears in your disclosure without context. Please confirm that in future filings you will briefly provide context where the term OECD is used.

Response 3:

In response to the Staff’s comment, we will clarify that the acronym OECD refers to the Organisation for Economic Co-operation and Development in context the first time the acronym OECD appears in future filings of Annual Reports on Form 20-F with the SEC.

Consolidated Financial Statements

Group Income Statement, page 131

  We note you disclose in footnote (b) that sales of surplus power and carbon products have been reclassified as a result of your continued integration and organizational restructure. We also note that alumina swap arrangements are now netted within operation costs. For each of these changes, please clarify for us your basis under IFRS supporting the new presentation and why you believe such change would improve the relevance of the financial statement to users. In addition, quantify for us the change for each reclassification for each period presented.

Response 4:

Rio Tinto’s accounting policy is that income generated from activities which are judged as incidental to the main revenue generating activities of the operations, and which is a consequence of producing and selling the main products, is treated as a credit to operating costs.

Changes to the presentation in the financial statements are permitted under IAS 1 Presentation of financial statements, to the extent that the changed presentation provides information that is reliable and more relevant to users of the financial statements and the revised structure is likely to continue, so that comparability is not impaired [IAS 1 paragraph 46].

Power and carbon sales

The decision to change the presentation in 2011 arose from changes to the way in which the Group’s Aluminium product group is managed.  Following completion of integration of Rio Tinto Alcan in 2011, the core purpose of the Aluminium product group  is to produce Aluminium through an integrated internal supply chain.  This contrasts with the pre-integration business structure that included a variety of manufacturing operations such as engineered products and packaging materials.

Following divestment and integration, by 2011 it was the view of management that the production of carbon products and generation of power, which are a necessary part of the Aluminium smelting process, were no longer a separate part of Rio Tinto’s business.  In the context of a focus on integrated aluminium products they were considered to reduce the cost of Aluminium production, rather than being standalone revenue generating activities.  Management reporting of costs follows this presentation, with unit cost monitoring being reported net of any credits.

Alumina swap arrangements

Rio Tinto Alcan enters into swap agreements with third parties to exchange alumina.  These are mostly geographic swaps due to the distance between its refineries (mostly located in Australia) and smelters (mostly located in Canada, Australia and Europe); the aim is to reduce transportation costs to each party for the ultimate sale of alumina to third party customers and for supplying Rio Tinto Alcan’s smelters.  Alumina swaps are also entered into to meet inventory needs and facilitate the ultimate sale of alumina.  These transactions are settled separately in cash.

In response to evolution in the Group’s management of the Aluminium product group along a more integrated upstream mining, refining and smelting model, the treatment of these swap transactions was reviewed alongside that of ancillary sales described above. It was concluded that the previous gross presentation adopted on the basis of separate cash settlement was no longer the most reliable or relevant.  IAS 18 Revenue states that where an entity sells goods and at the same time enters into a separate agreement to repurchase the goods at a later date, this negates the substantive effect of the transaction [IAS 18 paragraph 13].  In addition, a survey of industry disclosures found no instances of gross presentation among companies engaged in the production and handling of highly fungible materials such as oil, dairy and alumina.

Amounts reclassified

The following prior year amounts have been reclassified from consolidated sales revenue to costs under the modified presentation and to conform with the 2011 presentation.  Reclassifications from consolidated sales revenue are matched by a corresponding adjustment to consolidated net operating costs, with no consequent impact on pre or post tax profits, statement of cash flows and statement of financial position.

	2010	2009
	US$m	US$m
Carbon	380	387
Power	626	599
Alumina swaps	399	577
Total	1,405	1,563
Previous presentation	56,576	41,825
New presentation	55,171	40,262

Group Cash Flow Statement, page 133

  We note your reconciliation of operating cash flows begins with operating profit instead of net profit for the year. Per paragraph 20 of IAS 7, cash flows from operating activities are determined by adjusting profit or loss. Paragraph 7 of IAS 1 defines profit or loss as the total of income less expenses, excluding the components of other comprehensive income. Please modify your future presentation accordingly, or tell us why you believe no future modification is necessary.

Response 5:

We respectfully believe that the modified presentation remains within the requirements of IAS 7 Statement of cash flows; the illustrative examples which accompany this standard comprise  reconciliations to cash flows from operating activities beginning with both profit before taxation [IAS 7 Illustrative Examples: Indirect method statement of cash flows (paragraph 18(b)) – AMD 44] and operating profit [IAS 7 Illustrative Examples: Alternative presentation (indirect method) – AMD 48].  Our interpretation of this is that under IAS 7 it is not necessary to reconcile from net profit for the year, and given the contrasting nature of the illustrative examples, that there is scope for judgment in providing the most relevant operating cash flow reconciliation.  Rio Tinto’s presentation continues to take as the starting point a measure of profit which appears on the face of the Group income statement, operating profit, which we understand to be consistent with the illustrative example [IAS 7 Illustrative Examples – AMD 48].

The presentation previously adopted in the Group reconciliation of operating cash flows, beginning with profit from continuing operations, simply duplicated amounts already disclosed on the face of the Group income statement.  By beginning at operating profit, this duplication is reduced.  Income statement items previously duplicated in the reconciliation of cash flow from consolidated operations were: taxation (2011: US$6,439 million charge), finance items (2011: US$838 million charge), impairment after tax of investments in equity accounted units (2011: US$592 million charge), and share of profit after tax of equity accounted units (2011: US$704 million profit).

As a result of the above, we do not believe that future modification of the cash flow statement is necessary.

Notes to Consolidated Financial Statements

Note 1 – Principal Accounting Policies

(f) Exploration and Evaluation, page 141

  We note you commence capitalization of evaluation expenditures when there is a high degree of confidence in the project’s viability and it is probable future economic benefits will flow to you. Please compare and contrast this policy with the threshold of when technical feasibility and commercial viability of extracting a mineral resource is demonstrable.

Response 6:

IFRS 6 sets the threshold for assets no longer qualifying as evaluation intangibles as being the point at which the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  For Rio Tinto, this coincides with the point at which construction of the project/decision to mine has been approved at the appropriate authorisation level (this is discussed further under Response 7 below).

There are occasions when the Group concludes that the asset recognition criteria are met at an earlier stage than approval to construct/ mine i.e. during evaluation.  In these cases evaluation expenditure is capitalised if there is ‘a high degree of confidence in the project's viability’.  Under Rio Tinto’s internal policies, additional approval from Rio Tinto’s Controller is required for any capitalisation prior to approval to construct/mine.

Determining whether there is a high degree of confidence in an evaluation project’s viability and therefore whether capitalisation is appropriate requires a significant degree of judgement and assessment of all relevant factors.  The Group’s view is that a high degree of confidence is greater than more likely than not (i.e. greater than 50 per cent); and less than virtually certain (i.e. more than 90 per cent certainty).

The ability to demonstrate the required level of confidence in a projects’ viability will increase over time as the project progresses through the evaluation stages.  The threshold for recognition is lower once approval to construct/mine has been given.  Expenditure on a project is capitalised from the date of approval provided the IAS 16 asset recognition criteria are met, such that:

a)      it is probable that future economic benefits associated with the item will flow to the Group; and

b)     the cost of the item or, where applicable, fair value can be measured reliably.

Probable here is interpreted as more likely than not.

(g) Property, Plant and Equipment, page 141

  We note you begin to capitalize development costs once a project has been established as commercially viable. Please tell us: i) how commercial viability is determined and whether it coincides with your final/bankable technical feasibility study and your reserve determination, and ii) whether you have capitalized any pre-feasibility development expenditures, other than exploration and evaluation costs, based on this determination of commercially viable. Please provide us with, and confirm in future Exchange Act filing you will, expand your disclosure accordingly.

Response 7:

i)

Within Rio Tinto, one of the roles of the Investment Committee (‘IC’) is to approve the decision to proceed with the construction of a project.  To obtain such approval, the IC reviews the ore reserves estimate together with analyses regarding the net present value of the project and sensitivity analyses around key assumptions.  This analysis signals whether the project will be commercially viable and whether it will provide a satisfactory return relative to the perceived risks of the project.  Once the commercial viability has been demonstrated to the IC and approval has been granted, the decision to mine ensues.  The decision to mine correlates with completion of final feasibility studies.

In order to provide additional disclosure in this regard, in future filings of our Annual Reports on Form 20-F, we propose to expand the property, plant and equipment policy note accordingly; the proposed expansion is underlined:

“Once an undeveloped mining project has been established as commercially viable, expenditure other than that on land, buildings, plant and equipment is capitalised under ‘Mining properties and leases’ together with any amount transferred from ‘Exploration and evaluation’.  Commercial viability is deemed to be achieved when the Group is confident that the project will provide a satisfactory return relative to its perceived risks.”

ii)

The Group applies the same criteria to capitalisation of development expenditure incurred before a decision to mine as it does to the capitalisation of evaluation costs, i.e. these costs will be capitalised if there is a high degree of confidence in the project’s viability and it is probable future economic benefits will flow to the Group.  As explained under Response 6 above, additional approval from Rio Tinto’s Controller is required for any capitalisation prior to approval to construct/mine.  As at December 31, 2011 $28 million of such development expenditure for which there has not yet been a decision to mine has been capitalised within property, plant and equipment.

Note 12 – Goodwill – Post-tax Discount Rates, page 161

  We note your use of post-tax discount rate in your determination of fair value less costs to sell. Please tell us whether you considered using the pre-tax discount rate. Refer to paragraph 55 of IAS 36. Please tell us whether your use of a post-tax discount rate and assumptions resulted in a value that is materially different than the value that would have been obtained had a pre-tax discount rate and assumptions been used. Please include this disclosure in future filings.

Response 8:

IAS 36 paragraph 55 states that “the discount rate shall be a pre-tax rate that reflects current market assessments of: a) the time value of money; and b) the risks specific to the asset for which the future cash flow estimates have not been adjusted.”  This paragraph is specifically within the ‘Value in use’ section of the standard.

As per IAS 36 paragraph 18, the recoverable amount is “the higher of an asset’s or cash-generating unit’s fair value less costs to sell (‘FVLCS’) and its value in use (‘VIU’).”  As stated in note 12 of the 2011 Group accounts, “the recoverable amount has been assessed by reference to fair value less costs to sell” since the FVLCS was greater than the VIU.

The definition of FVLCS is “the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal” [IAS 36 paragraph 6].

The standard is far more prescriptive for VIU than it is for FVLCS.  FVLCS is only considered in Paragraphs 28 and 29 of IAS 36 and there is no specific requirement to use the pre or post-tax discount rate.  FVLCS in its nature is a post-tax measure since it reflects what a willing participant would factor into the acquisition price, which would include the consideration of taxes.  Tax cash flows, whilst excluded from a VIU calculation, are therefore included in the FVLCS calculation.  We respectfully submit that, since the FVLCS cash flows include tax cash flows, it is therefore appropriate to use a post-tax discount rate for a FVLCS calculation, to ensure that the calculation is on a like-for-like basis.

Note 25 – Consolidated Net Debt, page 169

  It appears to us that consolidated net debt is a non-GAAP financial measure. Please provide us with your analysis of Item 10(e) of Regulation S-K, including your basis for including such measure in your financial statements.

Response 9:

Item 10 (e) allows foreign private issuers to included non-GAAP measures in the financial statements when such measures are required by the standard setter, in this case the International Accounting Standards Board.  Respectfully, the Group believes that its net debt disclosure is a requirement of IAS 1 Presentation of financial statements, being information that enables users of its financial statements to evaluate its objectives, policies and processes for managing capital [IAS 1 paragraph 134].  Net debt as defined in the 2011 financial statements is the key metric which management employs to forecast, monitor and control liquidity and is a component of the Company’s total capital as described in note 31 (v) to the financial statements.

Note 25 to the 2011 financial statements provides clear reconciliation to the most directly comparable financial measures included in the statement of financial position, being total borrowings, derivatives related to net debt, and cash & cash equivalents.  Together with the explanation of the adjustment introduced during 2011 in relation to “EAU funded balances”, we have concluded that these disclosures satisfy the requirements in Item 10(e) of Regulation S-K.

Note 47 – Post Retirement Benefits – Movements in the Present Value of the Defined Benefit Obligation and in the Fair Value of Assets, page 204

  We note changes in actuarial assumptions have increased the present value of your benefit obligation by $1,674 million and $1,207 million in 2011 and 2010, respectively. Please provide us with, and confirm in future filings you will revise to disclose, these changes and the circumstances that surrounded them.

Response 10:

In note 47 there is a table of the main actuarial assumptions on page 202 showing how the main assumptions changed from December 31, 2010 to December 31, 2011.  The main financial assumptions are set in accordance with the requirements of IAS 19 Employee Benefits and are driven primarily by the market yields on high quality corporate bonds.  This is explained on page 150 in the sub-section “(ix) Estimation of liabilities for post retirement costs” within the Critical Accounting Policies and Estimates section of note 1.  Corporate bond yields fell during 2010 and 2011 and this had the effect of reducing the discount rate used for valuing the obligations, which in turn increased the value placed on those obligations.  This is disclosed in the Financial Review in the last paragraph under the heading “Statement of financial position” on page 36.

On page 205 within note 47 there is a section showing the approximate impact on the defined benefit obligation of changing the main assumptions.

Respectfully, we consider that the notes to the Financial Statements contain sufficient information to allow readers to understand the reasons for changes in the Group’s provisions for post-retirement benefits.

Exhibit 99.1 – Mine Safety and Health Administration Safety Data

  We note that in your table you have reported the total dollar value of proposed assessments received from MSHA which do not necessarily relate to the citations or orders issued by MSHA during the period, or to the pending legal actions which are described separately.  Please note that the Instruction to Item 16H(a (vi) requires registrant to provide the total dollar value of assessment proposed by MSHA relating to any type of violation during the period covered by the report, regardless of whether the registrant has challenged or appealed the assessment. Please confirm that in future filings your table will reflect the total proposed assessment regardless of whether it has been challenged or appealed.

Response 11:

In response to the Staff’s comment, we will provide the total dollar value of the assessment proposed by MSHA relating to any type of violations during the period covered by the report in future filings of Annual Reports on Form 20-F with the SEC.  We will revise the language in future filings to report the total dollar value of the proposed assessments.

*              *              *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Ben Mathews
Ben Mathews

cc:	James Giugliano
Brian K. Bhandari
John Coleman
Adam Turk
Pamela Howell
(Securities and Exchange Commission) Thomas B. Shropshire, Jr. (Linklaters LLP)